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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 ------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
          AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A) UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                          APRIA HEALTHCARE GROUP INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                        (Title of class of securities)


                                   037933108
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                                (CUSIP number)

                               GEORGE L. ARGYROS
                           ARNEL DEVELOPMENT COMPANY
                       949 SOUTH COAST DRIVE, SUITE 600
                             COSTA MESA, CA  92626
                                (714) 481-5000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 25, 1998
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            (Date of event which required filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                              (Page 1 of 7 Pages)

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  CUSIP NO. 037933108              13D                     PAGE 2 OF 7 PAGES


------------------------------------------------------------------------------
 1    Name of Reporting Persons S.S. or I.R.S. Identification No. of Above
      Persons

      George L. Argyros
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 2    Check the Appropriate Box if Member of a Group (See Instructions)

            (a) [_]   (b) [_]

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 3     SEC Use Only

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 4    Source of Funds (See Instructions)

      AF/PF
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 5    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

      [_]
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 6    Citizenship or Place of Organization

      United States
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                     7    Sole Voting Power
     Number of            2,763,768
      Shares       -----------------------------------------------------------
   Beneficially      8    Shared Voting Power
     Owned by             0
       Each        -----------------------------------------------------------
    Reporting        9    Sole Dispositive Power
   Person With            2,763,768
                   -----------------------------------------------------------
                     10   Shared Dispositive Power
                          0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,763,768
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12    Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
      (See Instructions)

      [_]
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13    Percent of Class Represented by Amount in Row 11

      5.4%
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14    Type of Reporting Person (see Instructions)

      IN
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  CUSIP NO. 037933108              13D                     PAGE 3 OF 7 PAGES



ITEM 1.   SECURITY AND ISSUER.

          Common Stock
          APRIA Healthcare Group Inc.
          3560 Hyland Avenue
          Costa Mesa, California  92626

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)       George L. Argyros
          (b)       Arnel Development Company
                    949 South Coast Drive, Suite 600
                    Costa Mesa, CA  92626
          (c) The Reporting Person's principal occupation is Chairman and Chief Executive Officer of Arnel Development Company.
          (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
          (e) During the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected the reporting person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
          (f)       The Reporting Person is a U.S. Citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Common Stock of APRIA Healthcare Group Inc. (the "Issuer") beneficially owned by the Reporting Person was acquired by the Reporting Person and affiliated entities of the Reporting Person. The Reporting Person and affiliated entities acquired 2,239,618 shares of Common Stock of the Issuer pursuant to the merger (the "Merger") of Homedco Group Inc. ("Homedco") into Issuer on June 28, 1995. Pursuant to the Merger, shareholders of Homedco received two shares of the Issuer for each share of Homedco. At the time of the Merger, the Reporting Person and affiliated entities owned less than 5% of the outstanding shares of Issuer. On March 22, 1996, HBI Financial Inc., of which the reporting person is the sole shareholder, purchased 500,000 shares of the Issuer in the open market at a purchase price of $29.625. HBI Financial Inc. used its working capital to make this acquisition.

          The Reporting Person, using personal funds, purchased 10,000 shares of the Issuer on July 15, 1996 and 10,000 shares of the Issuer on September 30, 1996. Additionally, affiliated entities of the Reporting Person purchased 1,550 shares and 2,600 shares, respectively. Each of the affiliated entities are trusts of which the Reporting Person is a Trustee. Each Trust used its operating income to purchase the Issuer's Common Shares.

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  CUSIP NO. 037933108              13D                     PAGE 4 OF 7 PAGES



          Neither the Reporting Person nor any of his affiliates has made any acquisition of the Issuer's shares since September 30, 1996.

ITEM 4.   PURPOSE OF TRANSACTION.

          Each of the Reporting Person and affiliated entities acquired the shares of the Issuer for investment purposes only and not with the intent of acquiring control of the Issuer.

          In June 1997, the Issuer announced that it retained an investment banking firm as its financial adviser to explore strategic alternatives to enhance shareholder value, including the possible sale, merger, or recapitalization of the Issuer. In February 1998, the Issuer accepted the proposal of a private investment firm to enter into a recapitalization transaction. In April 1998, the Issuer announced that the transaction would not be completed. On April 27, 1998, the Reporting Person amended this Schedule 13D to indicate that he had advised members of the Issuer's board of directors that he intended to explore strategic alternatives available to the Issuer, including transactions which might involve a change in control of the Issuer and in which the Reporting Person would be a participant, but that no assurances could be made that any transaction would be pursued or proposed. On May 27, 1998, the Issuer reported that it had determined not to proceed with further efforts to accomplish a strategic transaction involving the Issuer or a major equity investment by a third party. On that same date, the Reporting Person resigned as a director of the Issuer.

          The Reporting Person intends to continue to monitor closely Issuer's future course of action. The Reporting Person may discuss the Issuer from time-to-time with members of the management of the Issuer, its board of directors and their advisors, may communicate with other shareholders and interested parties concerning the Issuer, and may exercise any and all of his rights as a shareholder of the Issuer. The Reporting Person may modify his plans, in light of future developments.

          Other than as indicated above, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the following (the Reporting Person reserves the right to modify or develop such plans or proposals at any time): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer;
(ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;
(v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for

                                       4

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  CUSIP NO. 037933108              13D                     PAGE 5 OF 7 PAGES


termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  Account Beneficially Owned:  2,763,768
               Percent of Class:  5.4%

          (b)  Number of shares as to which reporting person has:
               1.   Sole power to vote or direct vote:  2,763,768
               2.   Shared power to vote or direct vote:  -0-
               3.   Sole power to dispose of direct the disposition:
                    2,763,768
               4.   Shared power to dispose or direct the disposition:
                    -0-

          (c) Transactions effected during the past 60 days: Neither the Reporting Person nor any affiliated entities has had any transactions in the class of securities reported on that were effected during the past 60 days.

          (d)  Other Interests:

          1. HBI Financial Inc. owns 2,430,670 shares of the Issuer. The Reporting Person is the sole shareholder of HBI Financial Inc. and, therefore, has the power to direct the affairs, including decisions respecting the voting or disposition of shares.

          2. The Argyros Foundation owns 45,352 shares of the Issuer. The Reporting Person is a Trustee of the Argyros Foundation.

          3. Argyros Children's Trust No. II owns 31,050 shares of the Issuer. The Reporting Person is a Trustee of the Argyros Children's Trust No. II.

          4. The Argyros Charitable Trust No. 4 owns 500 shares of the Issuer. The Reporting Person is a Trustee of the Argyros Charitable Trust No. 4.

          5. GLA Foundation, a nonprofit corporation, owns 235,560 shares of the Issuer. The Reporting Person is a director and officer of the GLA Foundation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

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  CUSIP NO. 037933108              13D                     PAGE 6 OF 7 PAGES



          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

                                       6

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  CUSIP NO. 037933108                13D                   PAGE 7 OF 7 PAGES



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 25, 1998                                       /s/ George L. Argyros
                                                    -----------------------
                                                    George L. Argyros

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